Exhibit 99.1

VivoPower’s Tembo Signs Definitive Distribution Agreement with the Kingdom of Saudi Arabia’s Green Watt Worth up to an Estimated US$85 Million over 5 Years

Agreement with Green Watt represents Tembo’s first deal in fast growing Saudi Arabian market

Green Watt has signed agreement with Tembo to sell and distribute 1,600 Tembo EUV units in the Kingdom of Saudi Arabia (KSA) up to 2030

Green Watt’s customer base includes Aramco, the world’s largest oil company, Halliburton, Honeywell, Baker Hughes and the Saudi Electric Company

LONDON, 11 April 2025 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) announced today that its subsidiary, Tembo e-LV (“Tembo”), has signed a Definitive Distribution Agreement (“Agreement”) worth up to an estimated US$85 million with leading Saudi Arabian energy and environmental solutions provider Green Watt to sell and distribute 1,600 Tembo electric utility vehicle (EUV) units across the Kingdom of Saudi Arabia over the next five years.

Green Watt is a KSA-based company established in 2016 and specializes in the areas of renewable energy, energy conservation, and environmental sustainability. With strong emphasis on environmental protection, quality and transparency, Green Watt assists its clients to achieve their financial and environmental objectives. By implementing energy conservation measures (ECMs), Green Watt ensures reduced power consumption, reduced cost and carbon footprint. In addition to that, Green Watt provides solutions ranging from stand-alone PV systems to complex hybrid applications. Customers of Green Watt include Aramco, Halliburton, the Saudi Electric Company, Honeywell, Baker Hughes, JAL International, and Al Mansoori, among others.

The strategic distribution agreement between VivoPower and Green Watt reflects both companies’ shared commitment to advancing sustainable energy solutions in the Kingdom of Saudi Arabia.

Saudi Arabia presents an opportunity for corporate partnerships in sustainable energy solutions, driven by strong government support and ambitious carbon reduction targets aligned with global sustainability goals. The widespread use of ruggedized utility vehicles, such as the Land Cruiser 70 series, by law enforcement and government agencies, as well as the mining, oil and gas and other industrial sectors means there is a significant addressable market for electrification.

With numerous agencies and corporates operating under vehicle lease structures, converting used Land Cruisers to electric and re-leasing them offers a practical, cost-effective pathway to electrification. This model not only lowers operational costs but also supports the KSA’s transition to a greener economy.

Nazir Muhammad, CEO of Green Watt, said: “At Green Watt, we believe in electrifying the future of mobility, not just in words but in action. Our partnership with Tembo marks a decisive step towards cleaner, smarter transportation solutions across emerging markets. Together, we’re not only reducing emissions but also empowering communities with sustainable technologies that work for people and the planet.”

Matthew Nestor, Director, Head of Global Partnerships at VivoPower, said: “This partnership with Green Watt is a strategic milestone in our mission to deliver turnkey sustainable energy solutions to the Kingdom of Saudi Arabia. Nazir and the Green Watt team share our commitment to decarbonizing transport in a commercially viable and socially impactful way. By joining forces, we’re accelerating the deployment of Tembo’s electrification technology in a country committed to decarbonisation, where it can make a transformative difference.”

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focussed on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are a 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners, helping to perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and seeks to further the circular economy. Tembo is a subsidiary of VivoPower, a Nasdaq-listed B Corporation.

About Green Watt

Established in 2016, Green Watt is led by a team with over 25 years of experience in the energy sector. The company specializes in the areas of renewable energy, energy conservation, and environmental sustainability.

With a strong emphasis on environmental protection, quality, and transparency, Green Watt assists clients in achieving their financial and environmental objectives. By implementing energy conservation measures (ECMs) the company ensures reduced power consumption, reduced cost, and carbon footprint. In addition to that, Green Watt provides solutions ranging from stand-alone PV systems to complex hybrid applications.

Forward-Looking Statements

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